Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wave Life Sciences Ltd.:

We consent to the use of our reports dated March 2, 2020, with respect to the consolidated balance sheets of Wave Life Sciences Ltd. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, Series A preferred shares and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boston, Massachusetts

March 2, 2020